

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2020

Esther Cho
Head of Legal
Keros Therapeutics, Inc.
99 Hayden Avenue, Suite 120, Building E
Lexington, Massachusetts 02421

> **Re: Keros Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 3, 2020**
> **CIK No. 0001664710**

Dear Ms. Cho:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Sansom